FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SUN COUNTRY AIRLINES HOLDINGS, INC.

COMMISSION FILE NO. 001-40217

About the Transaction

1.	Why is Sun Country combining with Allegiant?

•	We believe there are many benefits to this combination. We are creating a leading, more competitive leisure-focused U.S. airline.

•	Together, we will be more competitive and deliver meaningful value for our team, customers and the communities we serve.

•	Our networks are highly complementary, which means expanded choices for our customers, particularly in and out of Minneapolis-St. Paul (MSP).

•	By combining with Allegiant, we will provide our combined 22 million annual passengers with nonstop service to nearly 175 cities with more than 650 routes and a fleet of 195 aircraft.

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Both airlines have unique business models which together are positioned to create one of the most adaptable and resilient airlines in the industry, with the ability to respond quickly to changing market conditions, traveler demand and charter and cargo customer needs.

•	Allegiant values our people, brand, deep roots in Minnesota and position as one of the nation’s most respected low-fare, leisure carriers and we will continue to grow as one company.

2.	What does this combination mean for me and Sun Country employees? What happens next?

•	Between now and closing, Sun Country will continue to operate separately and there are no changes to Sun Country’s day-to-day work.

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We are particularly excited about what this combination means for our team. Sun Country and Allegiant have highly complementary networks. As a larger, more competitive airline with more planes, more routes and passengers, there will be more opportunities for our teams to grow.

•	Since the merger is designed to increase the size of the airline, we do not expect any reductions to front-line positions.

•	Following close, as we integrate the businesses, there may be changes to certain operating processes and practices to align with Allegiant’s ways of working.

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A joint cross functional integration planning team is being formed and will work closely together to determine how to most effectively bring the businesses together. Should there be any changes, they will be communicated to you at the appropriate time.

3.	Where will the combined company be located? Will Allegiant keep our corporate offices and major facilities in MSP?

•	MSP will remain a key anchor city for the combined airline and we will maintain a significant presence in Minneapolis-St. Paul.

•	Allegiant recognizes how important MSP is to Sun Country, as well as our operations in the region. As a combined company with more scale and resources, we will plan on growing our presence in MSP.

•	The combined company’s corporate headquarters will be in Las Vegas, Nevada, where Allegiant is based.

4.	Who will lead the combined company? Will any of Sun Country’s leadership team remain in place following close?

•	Allegiant’s CEO, Greg Anderson, will lead the combined company.

•	Following close, Jude Bricker will transition to a special advisory role to support Greg Anderson, and he will join the Allegiant Board of Directors, along with two other directors from Sun Country.

•	As with any transaction of this size, there may be select management transitions as we become part of Allegiant.

•	While we do not have a final answer today, we will work closely with Allegiant to ensure this is as seamless as possible for you and all team members. We will update you as we know more.

•	Until closing, our leadership team will be firmly committed to ensuring the integration is a success.

5.	When will the transaction be complete and what will happen between now and closing?

•	We expect to close the transaction in the second half of 2026, once we have received the required shareholder and regulatory approvals.

•	In the meantime, both companies will continue to operate separately and there are no changes to Sun Country’s day-to-day work.

6.	What will the combined company be named? Will the Sun Country brand be maintained or will we convert all branding to Allegiant?

•	Following close, the corporate entity will be named Allegiant.

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However, each airline will operate separately until the airline operations obtain a single operating certificate from the FAA which consolidates the airlines’ operations, procedures, and safety protocols into one framework.

About Jobs, Compensation and Benefits

7.	Will there be any involuntary furloughs as a result of this combination? When will I know if my job is impacted?

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We have no plans to furlough any front-line employees as part of the merger, as this process is designed to grow the airline. However, any determination regarding “no furlough” commitments will be made closer to the time of the closing at a later point.

•	That being said, at this stage we do not have definitive plans regarding individual job positions, but any change to positions following the closing of the transaction would be communicated.

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Allegiant and Sun Country value all of those individuals who helped build these airlines and who will continue to help with the integration. We plan to work with Allegiant to develop programs designed to ensure a smooth transition.

•	A joint cross functional integration planning team will carefully evaluate the necessary resources for the combined business and will take the utmost care in making those determinations.

•	Please remember that this announcement is the first step in this process and we are operating as normal.

•	Both companies have a shared commitment to timely communications as decisions are made during the integration planning process.

8.	Should I expect any changes to my compensation, benefits, schedule or other terms of my employment?

•	Until the transaction closes, we do not expect any changes to your compensation structure or benefits, including 401(k) and health plans.

•	As integration planning progresses, we will communicate any future changes on a timely basis.

About Service and Operations

9.	Will there be any changes to our services, destinations or hubs?

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No. There are no planned changes to our current routes or the cities we serve. Until the combination is complete, Sun Country and Allegiant will continue to operate networks independently. Travelers can continue to book through Sun Country booking channels.

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Together with Allegiant, our expanded networks will provide our combined 22 million annual passengers access to nearly 175 cities with more than 650 routes across the U.S., Mexico, Central America, Canada and the Caribbean.

10.	What happens if both airlines operate at my airport?

•	There will be no changes in any day-to-day work at airports where both airlines currently operate.

•	You should continue your usual work for Sun Country and follow current procedures.

•	Any future changes would be evaluated after closing and communicated in advance.

11.	How does this affect charter businesses?

•	Our charter business is a core differentiator that Allegiant fully intends to grow alongside its own charter business with the expanded resources that will come from the combined company.

12.	Does this transaction impact the Amazon cargo business?

•	There is no impact on our partnership with Amazon.

•	Supporting Amazon remains an important part of our operations, and we remain focused on delivering safe, reliable freight service.

13.	Will there be any changes to Sun Country’s community relations programs?

•	We are incredibly proud of the work that we do to support our communities and the causes that are important to our employees. This is a commitment Allegiant shares, which you can read about here.

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Allegiant recognizes how important Minneapolis-St. Paul is to Sun Country, as well as our operations in the region. As a combined company with more scale and resources, we will plan on growing our presence in MSP.

•	This is one of the many items that will be discussed as part of our joint integration planning and if there are any changes, we will share those in a timely manner.

Other Questions

14.	Am I allowed to contact anyone at Allegiant?

•	We have strict guidelines and legal requirements prior to closing, and you should not engage with Allegiant employees unless a member of Sun Country’s management team asks you to do so.

•	We understand that our inflight and airport crew may interact with Allegiant personnel and it is OK to speak with them professionally, as you do in the normal course.

•	Our two companies will continue to operate independently until the close of the transaction.

•	In the coming weeks, we will establish a joint cross functional team to facilitate a successful post-closing integration.

15.	What do I tell our customers if they ask about today’s announcement?

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Please emphasize that while we are excited about this combination and the many benefits it will provide for them, this announcement is only the first step of the combination and there are no changes at this time.

•	Customers can continue to book, track and manage flights through our usual channels and flight reservations will be unaffected.

•	You can also direct them to the Customer FAQs posted on the Sun Country website for answers to additional questions.

NOTE: If you receive outside inquiries from the media, please do not respond. Outside inquiries should be referred to: mediarelations@suncountry.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the proposed transaction; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets.

Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the costs associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transaction; the diversion of Allegiant’s or Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure.

Forward-looking statements in this communication are qualified by and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. In addition, the risk factors discussed above are not exhaustive and they, along with other risk factors, will be more fully discussed in the registration statement and joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Allegiant intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Allegiant and Sun Country. Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file with the SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may obtain free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http://www.sec.gov or from Allegiant at its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx, or from Sun Country at its website, https://ir.suncountry.com/financials/sec-filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings/default.aspx, or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SEC by Sun Country will be available free of charge by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450.

Participants In The Solicitation

Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who may be deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’s transactions with related persons can also be found in the Allegiant Annual Report and Allegiant’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2025 (the “Allegiant 2025 Proxy Statement”), and other documents subsequently filed by Allegiant with the SEC, which are available on its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx. Such information is set forth in the sections entitled “Proposal No. 1 – Election of Directors”, “Proposal No. 2 – Advisory (non-binding) Vote on Executive Compensation”, “Proposal No. 3 – Approval of Amendment to Allegiant 2022 Long-Term

Incentive Plan to Increase Number of Shares Available”, “Executive Compensation” and “Related Party Transactions” of the Allegiant 2025 Proxy Statement. To the extent holdings of Allegiant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Country’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 25, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in the sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non-binding (Advisory) Vote to Approve the Compensation of Our Named Executive Officers”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such definitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8-K on September 22, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the filing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amounts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.